UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Movie Gallery, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

624581 203

(CUSIP Number)

C. Brophy Christensen, Esq.
Stephen O. Carlson, Esq.
O’Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
415-984-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 624581 203	Page 2

1	NAMES OF REPORTING PERSONS

ENTERASPEN LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	9,074,160

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	9,074,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,074,160

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	24.5%

14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 624581 203	Page 3

1	NAMES OF REPORTING PERSONS

SOPRIS PARTNERS SERIES A, OF SOPRIS CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	11,368,305

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	11,368,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,368,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	30.8%

14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 624581 203	Page 4

1	NAMES OF REPORTING PERSONS

SOPRIS DP SERIES A, OF SOPRIS DP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	557,021

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	557,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	557,021

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.5%

14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 624581 203	Page 5

1	NAMES OF REPORTING PERSONS

THE RICHMOND FUND LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	VIRGINIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	198,407

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	198,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON	198,407

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.5%

14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 624581 203	Page 6

1	NAMES OF REPORTING PERSONS

DQ LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	6,547,181

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	6,547,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON	6,547,181

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	18.1%

14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 624581 203	Page 7

1	NAMES OF REPORTING PERSONS

ROVIDA HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	3,273,591

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	3,273,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON	3,273,591

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.1%

14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 624581 203	Page 8

1	NAMES OF REPORTING PERSONS

RR INVESTMENT COMPANY LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO	☐
ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	3,273,591

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	3,273,591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON	3,273,591

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.1%

14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 624581 203	Page 9

1	NAMES OF REPORTING PERSONS

SOPRIS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO	☐
ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	11,925,326

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	11,925,326

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH REPORTING PERSON	11,925,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	32.3%

14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 624581 203	Page 10

1	NAMES OF REPORTING PERSONS

SOPRIS CAPITAL ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	30,208,841

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	30,208,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,208,841

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	80.9%

14	TYPE OF REPORTING PERSON	OO, IA

CUSIP NO. 624581 203	Page 11

1	NAMES OF REPORTING PERSONS

ASPEN ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	4,083,415

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	4,083,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,083,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	11.1%

14	TYPE OF REPORTING PERSON	OO, IA

CUSIP NO. 624581 203	Page 12

1	NAMES OF REPORTING PERSONS

NIKOS HECHT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-

	8	SHARED VOTING POWER	34,292,256

	9	SOLE DISPOSITIVE POWER	- 0 -

	10	SHARED DISPOSITIVE POWER	34,292,256

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	34,292,256

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	90.5%

14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 624581 203	Page 13

          This Amendment No. 2 to Schedule 13D is being filed jointly by EnterAspen Limited (“EnterAspen”), Sopris Partners Series A, of Sopris Capital Partners, L.P. (“Sopris Partners”), Sopris DP Series A, of Sopris DP, L.P. (“Sopris DP”), The Richmond Fund LP (“The Richmond Fund”), DQ Ltd. (“DQ”), Rovida Holdings Limited (“Rovida Holdings”), RR Investment Company Ltd. (“RR Investment Company”), Sopris Capital, LLC (“Sopris Capital”), Sopris Capital Advisors, LLC (“Sopris Advisors”), Aspen Advisors LLC (“Aspen Advisors”) and Nikos Hecht (each a “Reporting Person” and collectively, the “Reporting Persons”), to supplement and amend the Schedule 13D filed on behalf of some of the Reporting Persons, as amended by Amendment No. 1 filed September 10, 2008 (“Amendment No. 1”). Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D or in Amendment 1 thereto, are used herein with their defined meaning.

Item 2.	Identity and Background

The three paragraphs appearing under the heading “(a-c)” under Item 2 of the Schedule 13D are amended and restated in their entirety to read as follows:

(a-c)

                        This Statement on Schedule 13D is being filed by EnterAspen, Sopris Partners, Sopris DP, The Richmond Fund, DQ, Rovida Holdings, RR Investment Company, Sopris Capital, Sopris Advisors, Aspen Advisors and Nikos Hecht. The principal business office of EnterAspen is First Caribbean House, 4th Floor, P.O. Box 487, Grand Cayman, Cayman Islands, KY1-1106. The principal business office of The Richmond Fund is 6806 Paragon Place, Suite 290, Richmond, Virginia 23230. The principal business office of DQ is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, George Town, Grand Cayman, Cayman Islands KY1-1103. The principal business office of Rovida Holdings is PO Box 10459 APO, 62 Forum Lane, Camana Bay, Grand Cayman, Cayman Islands KY1-1004. The principal business office of RR Investment Company is PO Box 10459 APO, 62 Forum Lane, Camana Bay, Grand Cayman, Cayman Islands KY1-1004. The principal business office of each of Sopris Partners, Sopris Capital, Sopris DP, Sopris Advisors and Mr. Hecht is 314 S. Galena Street, Suite 300, Aspen, CO 81611. The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019.

                        Sopris Partners and Sopris DP are private Delaware limited partnerships, investing principally in securities of distressed companies. Sopris Capital is a Delaware limited liability company, the business of which is acting as the general partner of Sopris Partners, Sopris DP and several other affiliates. Each of Aspen Advisors and Sopris Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Sopris Partners and Sopris DP, and a limited number of institutional and other large private investors. Such private investors include EnterAspen, a Cayman Islands exempted company, The Richmond Fund, a Virginia limited partnership, DQ, a Cayman Islands exempted company, Rovida Holdings, a Cayman Islands exempted company, and RR Investment Company, a Cayman Islands exempted company. Mr. Hecht is the managing member of Aspen Advisors and Sopris Advisors and is the sole member of the managing member of Sopris Capital, and is engaged, through Aspen Advisors and Sopris Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors. The Richmond Fund Management Company, LLC, a Virginia limited liability company, is the general partner of the Richmond Fund. The Richmond Fund Management Company, LLC has a principal business office of 6806 Paragon Place, Suite 290, Richmond, Virginia 23230.

                        As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Aspen Advisors, Sopris Advisors and Sopris Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors, Sopris Advisors and Sopris Capital and, through Sopris Capital, Sopris Partners and Sopris DP.

                      (f)     Citizenship. Mr. Hecht is a citizen of the United States. EnterAspen, DQ, Rovida Holdings and RR Investment Company are Cayman Islands exempted companies. The Richmond Fund is a Virginia limited partnership. Each of the other Reporting Persons is a Delaware private investment partnership or limited liability company, as applicable.

CUSIP NO. 624581 203	Page 14

Item 3.	Source and Amount of Funds or Other Consideration

The final paragraph of Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

          Sopris Partners, EnterAspen, Sopris DP, The Richmond Fund, DQ, Rovida Holdings and RR Investment Company (collectively, the “Reporting Contributing Lenders” and each a “Reporting Contributing Lender”) and certain affiliates of the Reporting Persons used available working capital to finance the acquisition of the First Lien Debt. The Reporting Contributing Lenders financed their acquisition of the shares of Common Stock acquired on the Conversion Date (as defined below) through the conversion of such First Lien Debt.

Item 4.	Purpose of Transaction

The final two paragraphs of Item 4 of the Schedule 13D, as amended by Amendment 1, are replaced in their entirety with the following:

          On October 5, 2008, the Company entered into Conversion Agreements (the “Conversion Agreements”) with the Reporting Contributing Lenders and certain other Lenders under the First Lien Credit Agreement pursuant to which the Reporting Contributing Lenders obtained additional shares of Common Stock and certain outstanding indebtedness of the Company under the First Lien Credit Agreement was canceled. The Conversion Agreements provided for the issuance of shares of Common Stock at a price per share of Common Stock of $10.00 in exchange for the transfer by each Reporting Contributing Lender to the Company of all of its right, title and interest in, to and under the Assigned Loan (defined in the Conversion Agreement as an aggregate principal amount of First Lien Debt, including all accrued and unpaid interest thereon). The closing of the transactions contemplated by the Conversion Agreements (the “Conversion”) were subject to the satisfaction of certain closing conditions and execution and delivery by the Company and each Reporting Contributing Lender of a Joint Notice of the Conversion (the “Joint Notice”) to Wilmington Trust Company, as the administrative agent. The closing conditions were satisfied and the Joint Notice was delivered on October 6, 2008, and the Conversion occurred on October 6, 2008 (the “Conversion Date”).

          On the Conversion Date, the Reporting Contributing Lenders received an aggregate of 15,199,600 shares of Common Stock upon transfer by them to the Company of an aggregate of $151,996,000 of Assigned Loans. In particular, the Reporting Contributing Lenders received the following securities pursuant to the Conversion:

•	EnterAspen, through its account managed by Aspen Advisors, received 597,165 shares of Common Stock upon its transfer to the Company of $5,971,650 of Assigned Loans;

•	EnterAspen, through its account managed by Sopris Advisors, received 519,294 shares of Common Stock upon its transfer to the Company of $5,192,940 of Assigned Loans;

•	Sopris Partners received 233,350 shares of Common Stock upon its transfer to the Company of $2,333,500 of Assigned Loans;

•	Sopris DP received 557,021 shares of Common Stock upon its transfer to the Company of $5,570,210 of Assigned Loans;

•	The Richmond Fund received 198,407 shares of Common Stock upon its transfer to the Company of $1,984,070 of Assigned Loans;

•	DQ received 6,547,181 shares of Common Stock upon its transfer to the Company of $65,471,810 of Assigned Loans;

•	Rovida Holdings received 3,273,591 shares of Common Stock upon its transfer to the Company of $32,735,910 of Assigned Loans; and

•	RR Investment Company received 3,273,591 shares of Common Stock upon its transfer to the Company of $32,735,910 of Assigned Loans.

CUSIP NO. 624581 203	Page 15

          The foregoing descriptions of the Plan, the Revolving Credit Facility, the Seasonal Overadvance Credit Agreement, the Registration Rights Agreement, the Warrant Agreement, the $10 Warrants, the $0.01 Warrants, the First Lien Credit Agreement, the Capital Contribution Notice and the Conversion Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which appear as exhibits to the Company’s Current Reports on Form 8-K filed on April 16, 2008, May 28, 2008, September 9, 2008 and October 7, 2008 respectively, and this Schedule 13D, and are incorporated herein by reference.

          Certain Reporting Persons and other private clients or institutional accounts managed by Sopris Advisors hold approximately $23 million in principal amount of First Lien Debt which such parties have not transferred to the Company for shares of Common Stock in the Conversion. Such parties reserve the right to convert, retain or dispose of such First Lien Debt in their sole discretion.

          The Reporting Persons and their affiliates may, from time to time and at any time, acquire additional shares of Common Stock or other convertible or non-convertible securities of the Company (such securities, the “Additional Securities”) in the open market or otherwise and acquire First Lien Debt, and reserve the right to dispose of any or all of their Additional Securities in the open market or otherwise and to dispose of First Lien Debt, at any time and from time to time, to engage in any hedging or similar transactions with respect to Additional Securities or First Lien Debt and to retain any Additional Securities and First Lien Debt.

Item 5.	Interest in Securities of the Issuer

          (a)     The Reporting Persons may be deemed to beneficially own, in the aggregate, 34,292,256 shares of Common Stock, representing approximately 90.5% of the Common Stock, allocated as follows:

Reporting Person	Number of Shares Beneficially Owned	% of Common Stock Owned[1]

EnterAspen	9,074,160	24.5%
Sopris Partners	11,368,305	30.8%
Sopris DP	557,021	1.5%
The Richmond Fund	198,407	0.5%
DQ Ltd.	6,547,181	18.1%
Rovida Holdings Limited	3,273,591	9.1%
RR Investment Company Ltd.	3,273,591	9.1%
Sopris Capital	11,925,326	32.3%
Sopris Advisors	30,208,841	80.9%
Aspen Advisors	4,083,415	11.1%
Nikos Hecht	34,292,256	90.5%

          (b)     Each Reporting Person has the following powers to vote, direct the vote, dispose of or direct the disposition of shares of Common Stock:

Number of Shares as to which the Reporting Person has

[1] The percentage ownership of each Reporting Person, determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 has been calculated by dividing (i) the sum of the aggregate number of outstanding shares of Common Stock beneficially owned by such Reporting Person and the number of shares of Common Stock issuable upon exercise of the $0.01 Warrants, the $10 Warrants and the $20 Warrants (collectively, the “Warrants”) beneficially owned by such Reporting Person by (ii) the sum of the aggregate number of shares of Common Stock outstanding on the date of this Schedule 13D as communicated to the Reporting Persons by the Company and the number of shares of Common Stock issuable upon exercise of the Warrants beneficially owned by such Reporting Person.

CUSIP NO. 624581 203	Page 16

Reporting Person	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of or direct the disposition of	Shared power to dispose of or direct the disposition of

EnterAspen	0	9,074,160	0	9,074,160
Sopris Partners	0	11,368,305	0	11,368,305
Sopris DP	0	557,021	0	557,021
The Richmond Fund	0	198,407	0	198,407
DQ	0	6,547,181	0	6,547,181
Rovida Holdings	0	3,273,591	0	3,273,591
RR Investment Company	0	3,273,591	0	3,273,591
Sopris Capital	0	11,925,326	0	11,925,326
Sopris Advisors	0	30,208,841	0	30,208,841
Aspen Advisors	0	4,083,415	0	4,083,415
Nikos Hecht	0	34,292,256	0	34,292,256

          Of the shares reported as beneficially owned in this Schedule 13D, 11,368,305 shares are owned directly by Sopris Partners, 557,021 shares are owned directly by Sopris DP, 4,083,415 shares are owned by private clients of Aspen Advisors and 18,283,515 shares are owned by private clients of Sopris Advisors. Of the shares reported as owned by private clients of Aspen Advisors and Sopris Advisors, 9,074,160 are owned by EnterAspen, 198,407 are owned by The Richmond Fund, 6,547,181 are owned by DQ, 3,273,591 are owned by Rovida Holdings and 3,273,591 are owned by RR Investment Company.

          Sopris Capital is the general partner of Sopris Partners and Sopris DP and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by Sopris Partners and Sopris DP, respectively. Each of Aspen Advisors and Sopris Advisors is an Attorney-in-Fact of EnterAspen. Sopris Advisors is Attorney-in-Fact of The Richmond Fund, DQ, Rovida Holdings and RR Investment Company. Mr. Hecht is the managing member of each of Aspen Advisors and of Sopris Advisors and the sole member of the managing member of Sopris Capital. As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Sopris Capital, Aspen Advisors and Sopris Advisors, Mr. Hecht may be deemed to be the controlling person of Sopris Capital, Aspen Advisors and Sopris Advisors, and through Sopris Capital, Sopris Partners and Sopris DP. Each of Aspen Advisors and Sopris Advisors, as investment manager for their respective private clients, and with respect to Sopris Advisors, also as investment manager for Sopris Partners and Sopris DP, has discretionary investment authority over the Common Stock held by their respective private clients, Sopris Partners and Sopris DP, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Sopris Partners, Sopris DP and the private clients of Aspen Advisors and Sopris Advisors. Each of Sopris Partners, Sopris DP and Sopris Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

          (c)     Except as described in Item 4, no transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons.

          (d)     The various private accounts of which Aspen Advisors and Sopris Advisors serve as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Company. Such private accounts include EnterAspen, The Richmond Fund, DQ, Rovida Holdings, and RR Investment Company, which beneficially own 24.5%, 0.5%, 18.1%, 9.1% and 9.1%, respectively, of the Common Stock of the Company. Each of Sopris Partners, Sopris DP and Sopris Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit 11	Form of Conversion Agreement dated October 5, 2008, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 7, 2008.

CUSIP NO. 624581 203	Page 17

Exhibit 12	Amended and Restated Joint Filing Agreement among the Reporting Persons

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 7, 2008

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-fact with respect to accounts managed by
Aspen Advisors LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

By:	SOPRIS CAPITAL ADVISORS, LLC
Its Attorney-in-fact with respect to accounts managed by
Sopris Capital Advisors, LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

SOPRIS PARTNERS SERIES A, OF
SOPRIS CAPITAL PARTNERS, L.P.

By:	SOPRIS CAPITAL, LLC
Its general partner

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS DP SERIES A, OF SOPRIS DP, L.P.

By:	SOPRIS CAPITAL, LLC
Its general partner

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Sole Member of the Managing Member

THE RICHMOND FUND LP

By: Sopris Capital Advisors, LLC
Its: Attorney-in-Fact with respect to the account

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

DQ LTD.

By: Sopris Capital Advisors, LLC
Its: Attorney-in-Fact with respect to the account

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ROVIDA HOLDINGS LIMITED

By: Sopris Capital Advisors, LLC
Its: Attorney-in-Fact with respect to the account

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

RR INVESTMENT COMPANY LTD.

By: Sopris Capital Advisors, LLC
Its: Attorney-in-Fact with respect to the account

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

SOPRIS CAPITAL, LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Sole Member of the Managing Member

SOPRIS CAPITAL ADVISORS, LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

ASPEN ADVISORS LLC

By:	/s/ Nikos Hecht

Name: Nikos Hecht
Title: Managing Member

/s/ Nikos Hecht

Nikos Hecht